Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002
(860) 243-6302
(860) 243-7354 Fax
william.denninger@kaman.com

William C. Denninger
Senior Vice President
and Chief Financial Officer

June 12, 2009

Via Facsimile (703) 813-6968
and Federal Express

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0510

FOR COMMISSION USE ONLY

RE:  SEC Letter dated May 21, 2009
Re:   Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the fiscal period ended April 3, 2009
Definitive Proxy Statement on Schedule 14A filed February 26, 2009
File No. 000-01093

Dear Mr. Decker:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC filings. We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

Kaman Corporation Form 10-K for the Year Ended December 31, 2008

Business, page 3

1.
SEC Comment: We note from your Management’s Discussion and Analysis on page 32 that your increased use of cash in operating activities was primarily attributable to higher working capital requirements. In future filings, please discuss your practices, and those of your industry, relating to working capital items.  See Item 101(c)(1)(vi) of Regulation S-K.

Response: In future Form 10-K filings, we will expand the “Business” section to include a discussion of our working capital practices as well as those of the industries in which we operate.

2.	SEC Comment: In future filings please clearly disclose your long-lived assets by geography in accordance with Item 101 (d)(1)(ii) of Regulation S-K.

Response: In future Form 10-K filings, we will expand our “Business” section to include disclosure of our long-lived assets by geography in accordance with Item 101(d)(1)(ii) of Regulation S-K.

Mr. Rufus Decker
June 12, 2009

Risk Factors, page 8

3.
SEC Comment: We note your statement that your “business, financial condition, operating results and cash flows can be impacted by a number of factors, including, but not limited to, those set forth below.” In future filings, please disclose all known material risk factors.

Response: We disclose all known material risk factors, and will remove all language to the contrary from future filings.

Properties, page 15

4.
SEC Comment: We note from page 71, under Note 17 to your consolidated financial statements, that you have rent commitments under various leases for office space, warehouses, land, and buildings. In future filings, please disclose which of your principal properties are not held in fee or are subject to any major encumbrance and describe briefly how these properties are held. See Item 102 of Regulation S-K.

Response: In future Form 10-K filings, we will expand our “Properties” discussion to disclose which, if any, of our principal properties are not held in fee or are subject to any major encumbrance and describe briefly how those properties are held.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Warranty and Contract-Related Matters, page 27

5.
SEC Comment: Please revise your future filings to include those disclosures required by paragraphs 8-10 of SFAS 5 as well as Question 3 of SAB Topic 5:Y. Your disclosures should include the amount of damages alleged by claimants and an assessment as to whether your risk of loss associated with these contingencies is remote, reasonably possible or probable. To the extent that losses are reasonably possible, your disclosures should give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

Response: In future filings, we will revise our disclosures to include those required by paragraphs 8-10 of SFAS 5 as well as Question 3 of SAB Topics 5:Y.

Liquidity and Capital Resources, page 31

6.
SEC Comment: Your disclosures on pages 67 through 70 show a significant decrease in the funded status of your qualified pension plan from December 31, 2007 to December 31, 2008 as well as a reduction in the percentage of your qualified pension plan assets invested in equity securities. You also indicate on page 31 that you expect a significant increase in pension expense in 2009. Please revise your future filings to discuss the impact of the above factors in the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs. Please also revise your future filings to discuss why your use of an 8% expected rate of return continues to be appropriate for 2008 in light of your current asset allocations at December 31, 2008 and current investment policy for the qualified pension plan.

Mr. Rufus Decker
June 12, 2009

Response: In future filings, we will address the above factors and their impact on our estimates, assumptions and net periodic pension cost. Additionally, we will add discussion as to the appropriateness of our expected rate of return in relation to our asset allocation and investment policies.

Financing Arrangements, page 33

7.
SEC Comment: If it is reasonably likely that you will not be in compliance with any of your material debt covenants, please revise your future filings to expand your discussion of financial covenant compliance to also disclose the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: At December 31, 2008, we exceeded our debt covenant measures by a substantial margin, and did not foresee non-compliance with our debt covenants in the next twelve months or beyond. In future filings, at each reporting date, we will expand our disclosures regarding our material debt covenants, if we believe it is reasonably likely that we will not be in compliance therewith.

Critical Accounting Estimates – Goodwill and Other Intangible Assets, page 37

8.	SEC Comment: Please revise your future filings to provide better insight into your accounting for goodwill and intangible assets by disclosing the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;
•	Why management selected the discounted cash flow technique as being the most meaningful in preparing your goodwill impairment analyses;
•
The extent to which you used any valuation techniques other than the discounted cash flow method, the reasons why any other techniques were used and how you weighted each of the methods, if applicable, used including the basis for that weighting;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and
•	The amount of goodwill recorded for KPP Orlando as of December 31, 2008 which is considered at risk of impairment due to the design and production issues at the facility as described on page 11.

Response: In future Form 10-K filings, we will update our disclosures to provide better insight into the accounting for our goodwill and intangible assets.

Mr. Rufus Decker
June 12, 2009

Quantitative and Qualitative Disclosures About Market Risk, page 43

9.	SEC Comment: In future filings, please provide quantitative information about your exposure to market risk as of the end of the latest fiscal year as required by Item 305(a) of Regulation S-K.

Response: In future Form 10-K filings, we will provide quantitative information about our exposure to market risk as of the end of the latest fiscal year.

Consolidated Financial Statements

Statements of Operations, page 47

10.
SEC Comment: Please revise your accounting policy footnote on page 51 in future filings to disclose if you include an allocation of your depreciation and amortization to cost of sales. It is unclear if depreciation and amortization are components of the indirect and overhead charges you include in cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your statements of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of sales (exclusive of items shown separately below).” Please also remove any references in the filing to gross profit or gross profit margin (as well as any subtotals intended to represent gross profit), if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.

Response: In future Form 10-K filings, we will revise our accounting policy footnote to include disclosure of the fact that cost of sales includes an allocation of depreciation and amortization.

Statements of Changes in Shareholders’ Equity, page 48

11.
SEC Comment: Please revise your future filings to disclose the components of accumulated other comprehensive income (loss) as of each balance sheet date as required by paragraph 26 of SFAS 130. Please also revise future filings to disclose for all periods presented the amounts of the reclassification adjustments for each component of other comprehensive income. See paragraph 20 of SFAS 130.

Response: In future filings, we will modify our disclosures relative to other comprehensive income to bring them into compliance with the requirements set forth in paragraphs 20 and 26 of SFAS 130.

Note 4 – Accounts Receivable, Net, page 57

12.	SEC Comment: Please expand your disclosures in future filings to quantify the following as required by Rule 5-02.3(c)(4) of Regulation S-X and Financial Reporting Release Section 206:
•	balances billed but not paid by customers under retainage provisions;
•	the amount of billed or unbilled amounts representing claims or other similar items subject to uncertainty; and
•	the amount of retainage, costs in excess of billings, and claims receivable that are expected to be collected in more than one year from the balance sheet date.

Response: In future filings, we will expand our disclosures related to accounts receivable as required by Rule 5-02.3(c)(4) of Regulation S-X and Financial Reporting Release Section 206.

Mr. Rufus Decker
June 12, 2009

Note 9 – Goodwill and Other Intangible Assets, Net, page 60

13.
SEC Comment: You disclose on page 61 that amortization periods for your intangible assets range from 2-21 years, which appears quite broad. In light of the significance of your current year addition to your total other intangible assets, please disclose the number of years you are using to amortize the $28 million of customer list/relationships acquired during 2008. Please describe for us supplementally and revise future filings to disclose both the industry and company specific assumptions that you relied upon in determining the amortization period for the customer list/relationship intangible asset acquired in 2008.

Response: With the help of an independent valuation firm, we used industry specific assumptions to determine the amortization period of the customer lists/relationships intangible assets acquired in 2008. For example, we used program life cycles for military and commercial programs for the aerospace acquisition. The program life cycle has two components, the production phase and the after market phase. The production phase is the time that the aircraft continues to be in production by the manufacturer. Military aircraft tend to have shorter production phase life cycles than commercial aircraft. The after market phase begins at the time when the manufacturer ceases new production up until the airframe is completely retired. Military aircraft tend to have longer after market phase life cycles than commercial aircraft. Based on our analysis, the average life cycle of military programs is 40 years with a 22-year production phase and an 18-year after market phase. The average life cycle of commercial programs is also 40 years with a 25-year production phase and a 15-year after market phase.

For Industrial Distribution acquisitions we used historical customer sales attrition rates. The historical sales attrition rates are derived from the historical external sales data of the acquired entity. We also considered the fact that customer attrition rates are generally low in the industrial distribution industry, ranging from 5% to 10% per year. This is primarily due to the time and cost necessary to change to a new provider.

Mr. Rufus Decker
June 12, 2009

We will enhance future disclosures to indicate the amortization periods for each class of our intangible assets and the methodology used to determine the amortization period for customer lists/relationships as follows:

“Other Intangible Assets

Other intangible assets consisted of:

		At December 31,
		2008		2007
	Amortization	Gross	Accumulated	Gross	Accumulated
	Period	Amount	Amortization	Amount	Amortization
Other intangible assets:
Customer lists / relationships	10-21 years	$28,099	$(809)	$-	$-
Trademarks / trade names	2-7 years	924	(201)	-	-
Patents	17 years	828	(630)	813	(618)
Total		$29,851	$(1,640)	$813	$(618)

Intangible asset amortization expense was $1,142, $39 and $64 in 2008, 2007 and 2006, respectively. Amortization expense for each of the next five years is expected to approximate $1,740 per year.

In order to determine the useful life of our customer lists/relationships, the Company considered numerous factors, most importantly the industry considerations associated with the acquired entity.

The Company determined the amortization period for the customer list/relationships intangible assets for its 2008 aerospace acquisition based primarily on program life cycles. The Company calculated the remaining life of each program as the total years in the program life cycle less the expired years as of the date of the acquisition.

The Company determined the amortization period for the customer lists/relationships intangible assets for its Industrial Distribution acquisitions in 2008 based primarily on an analysis of their historical customer sales attrition information.”

 Note 18 – Commitments and Contingencies, page 71

14.
SEC Comment: Please revise your discussion of the Moosup groundwater reclassification project and the Ovation environmental remediation matter in future filings to disclose the total anticipated cost of this project (for Moosup only), the total costs accrued to date, the balance sheet classification of accrued amounts, the total costs paid to date, and the range or amount of reasonably possible additional losses. Please refer to SAB Topic 5:Y. Please show us in your supplemental response what the revisions will look like.

Mr. Rufus Decker
June 12, 2009

Response: In future filings, we will provide the additional information regarding estimated environmental remediation costs related to our Moosup, CT and New Hartford, CT facilities as required under SAB Topic 5:Y.  Our modified disclosure for the period ended December 31, 2008 would have been as follows:

“Moosup

The CTDEP has given the Company conditional approval for reclassification of groundwater in the vicinity of the Moosup, CT facility consistent with the character of the area. This facility is currently being held for disposal. The Company has substantially completed the process of connecting neighboring properties to public drinking water in accordance with such approval and in coordination with the CTDEP and local authorities. The Company anticipates that the water connection project will be completed during the first quarter of 2009. Site characterization of the environmental condition of the property began in 2008 and is expected to continue during 2009.

The total anticipated cost of the environmental remediation activities associated with the Moosup property is $4.1 million, all of which has been accrued. The total amount paid to date in connection with these environmental remediation activities is $1.7 million. A portion ($0.3 million) of the accrual related to this property is included in other accruals and payables and the balance is included in other long-term liabilities. The remaining balance of the accrual reflects the total anticipated cost of completing these environmental remediation activities. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs at this time.

Ovation

In connection with the sale of the Music segment in 2007, the Company assumed responsibility for meeting certain requirements of the Transfer Act that applied to our transfer of the New Hartford, Connecticut, facility leased by that segment for guitar manufacturing purposes ("Ovation"). Under the Transfer Act, those responsibilities essentially consist of assessing the site's environmental conditions and remediating environmental impairments, if any, caused by Ovation's operations prior to the sale. The site is a multi-tenant industrial park, in which Ovation and other unrelated entities lease space. The environmental assessment process began in 2008 and will continue during 2009.

The Company's estimate of its portion of the cost to assess the environmental conditions and remediate this site is $2.2 million, unchanged from previously reported estimates, all of which has been accrued. The total amount paid to date in connection with these environmental remediation activities is $0.2 million. A portion ($0.3 million) of the accrual related to this property is included in other accruals and payables and the balance is included in other long-term liabilities. The remaining balance of the accrual reflects the total anticipated cost of completing these environmental remediation activities. Although it is reasonably possible that additional costs will be paid in connection with the resolution of this matter, the Company is unable to estimate the amount of such additional costs at this time.”

Mr. Rufus Decker
June 12, 2009

Note 19 – Computation of Earnings Per Share, page 74

15.
SEC Comment: You disclose on page 74 that the computation of diluted earnings per share includes the common stock equivalency of dilutive options granted to employees under the Stock Incentive Plan. Please tell us and revise your future filings to clarify if you also include the dilutive effect of restricted stock awards in your diluted earnings per share calculations.

Response: We do include the effect of dilutive restricted stock awards in our calculation of diluted earnings per share. The following will be included in our future disclosure regarding the computation of earnings per share:

“The computation of diluted earnings per share includes the common stock equivalency of dilutive options and unvested restricted stock awards granted to employees under the Stock Incentive Plan.”

Note 20 – Share-Based Arrangements, page 75

16.
SEC Comment: It appears that your disclosures do not include all of the items required by paragraph 64 and A240 of SFAS 123(R). For example, it appears you have not disclosed the number and weighted average exercise prices for your stock options, restricted stock awards, and stock appreciation rights exercisable as of December 31, 2008. It also appears that you may not have included the disclosures required by paragraphs A240(c) and A240(d) of SFAS 123(R) for each type of share based arrangements you grant. This list is not intended to be comprehensive. Please review your current disclosures along with the requirements of paragraph 64 and A240 of SFAS 123(R) and revise your future filing disclosures accordingly.

Response: In future filings, we will include all of the items required by paragraphs 64 and A240 of SFAS 123(R).

Controls and Procedures

Disclosure Controls and Procedures, page 82

17.
SEC Comment: Your definition of disclosures controls and procedures is incomplete as it does not include all of the components described in Exchange Act Rule 13a-15(e). In future filings, please either include the completed definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) or simply indicate that your disclosure controls and procedures were effective without providing a partial definition of disclosure controls and procedures.

Response: In future filings, we will simply indicate that our disclosure controls and procedures are effective without providing the definition of disclosure controls and procedures described in Exchange Act Rule 13a-15(e).

Mr. Rufus Decker
June 12, 2009

Exhibits and Financial Statement Schedules, page 84

18.	SEC Comment: In future filings, please add your credit agreements and the amendments thereto to the “10” series of exhibits. See Item 601(b)(10) of Regulation S-K.

Response: In future filings, we will add our credit agreements and amendments thereto to the “10” series of exhibits.

Kaman Corporation Form 10-Q For the Period Ended April 3, 2009

General

19.	SEC Comments: Please address the above comments in your interim filings as well.

Response: We will address the above comments, where applicable, in our future interim filings.

Condensed Consolidated Financial Statements

Revenue Share Agreement with the Commonwealth of Australia, page 11

20.
SEC Comments: Please tell us and revise your future filings to describe how you determined the value of the Australian SH-2G(A) Super Seasprite Program inventory and equipment to be $52.7 million upon transfer on February 12, 2009. In addition, please tell us how you considered your agreement to share proceeds from the sale of this inventory with the Commonwealth of Australia in determining both the value assigned to this inventory upon its transfer to you in February 2009 and the need to recognize an additional liability for the Commonwealth’s expected portion of the share proceeds.

Response: The value of the Australian SH-2G(A) Super Seasprite Program inventory and equipment was determined based on the recorded amount of the net assets exchanged plus the minimum liability that will be paid to the Commonwealth of Australia regardless of whether or when the aircraft and equipment are sold. The total potential liability may exceed the guaranteed minimum liability of $39.5 million (AUD) to the Commonwealth of Australia to the extent cumulative sales of the aircraft and equipment require proceeds sharing payments in excess of the guaranteed minimum liability in accordance with the agreed-upon sharing arrangement. However, only the guaranteed minimum liability to the Commonwealth of Australia of $39.5 million (AUD) was included as part of the cost of the inventory because we could not reasonably estimate the amount of the potential liability above the minimum amount due.

Mr. Rufus Decker
June 12, 2009

We will revise future filings to include in our Inventory footnote additional detail of how we determined the amount recorded in connection with the transfer of the Australian SH-2G(A) Super Seasprite inventory and equipment.  The inventory and equipment was recorded as of February 12, 2009, the transaction date, based upon the following:

“Description	Amount ($000)
Net unbilled accounts receivable*	$32,041
Accrued contract loss eliminated	(6,072)
USD equivalent of $39.5 million (AUD) minimum liability due to Commonwealth of Australia (translated at the exchange rate in effect on the transaction date, which was 0.6522)	25,772
Additional costs required to close out program	1,000

Total inventory recorded on February 12, 2009	$52,741

* The unbilled receivables associated with the SH-2G(A) program were $40,572 and the balance of amounts received as advances on this contract were $8,531. These balances, netting to $32,041, were eliminated in connection with the transfer of the Australian program inventory and equipment to the Company.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Industrial Distribution Segment, page 19

21.
SEC Comment: You disclosed on page 30 of your Form 10-K that results for the fourth quarter of 2008 were significantly impacted by the rapid decline in sales to OEMs and a deterioration in capital spending by Maintenance, Repair, and Overhaul organizations. You indicate on page 19 that this trend has continued during the first quarter of 2009. Please show us how you will revise your future filings to explain the extent to which these trends are expected to continue and the impact that these trends will have upon the Industrial Distribution segment.

Response: In future filings, the following modified disclosure will replace the first paragraph in the Industrial Distribution Segment – Industrial Distribution Trends section, under the heading “The Market”:

“Because of our diverse customer base, our performance tends to track the U.S. Industrial Production Index. This index is impacted by the broader economic environment, and will, from time to time, experience periods of downturn. Although these periods of downturn have historically not lasted for an extended duration, they do have an impact on the near term performance of our business.  We are therefore affected, to a large extent, by the overall business climate for our customer industries and their plant capacity utilization levels, and the effect of pricing spikes and/or supply interruptions for basic commodities such as steel and oil.

Mr. Rufus Decker
June 12, 2009

In late 2008, the strength of certain markets varied considerably by industry type, and this trend has continued into the first quarter of 2009. While certain markets and products, such as paper manufacturing and food and beverage processing, have been less impacted, other industries have experienced significant declines, including metal and machinery manufacturing, and metals mining. We expect this downturn will have a significant impact on our results for the year ended December 31, 2009. However, in the near term we are taking action to mitigate these negative trends through measured and appropriate cost cutting activities, continued focus on our acquisition strategy and initiatives aimed at improving both our gross profit rates and operating margins. “

22.
SEC Comment: Please tell us how you considered paragraph 8 of SFAS 144 in determining whether the continued downward trend in the performance of your Industrial Distribution and Precision Products segments had triggered interim impairment testing of the segments long lived assets, including goodwill.

Response: We continually monitor business developments for events that may indicate that the carrying value of our long-lived assets, including goodwill, exceed their fair value. During the first quarter of 2009, management considered the guidance found in paragraph 8 of SFAS 144 in addition to the considerations noted below. Management concluded that the items considered did not indicate a need for an impairment test for its long-lived assets, including goodwill, during the first quarter of 2009.

For Industrial Distribution, we considered the following additional items:

•	the decline in sales volume anticipated in 2009;
•	that there were no anticipated changes in the manner in which Industrial Distribution uses its assets; and
•	industry trends, such as the U.S. Production Index.

For the first quarter of 2009, we concluded that given the results of the year-end goodwill impairment test conducted during the previous quarter it was not likely that the fair value of any of Industrial Distribution’s reporting units was less than their carrying value, even after considering the adverse developments in business conditions during the quarter. Our fourth quarter 2008 sensitivity analysis showed that a 10% decrease in the fair value of our Industrial Distribution reporting units would not have resulted in an impairment. In addition, we took measures to reduce costs to mitigate the negative effects of the decline in sales volume. We have not changed the manner in which we use the assets of the Industrial Distribution reporting units. It should also be noted that the Industrial Distribution acquisitions helped us to penetrate growing geographic markets where we previously did not have a significant presence.

For Precision Products, we concluded that although the first quarter results were impacted by the temporary delay in shipment of the Joint Programmable Fuze (“JPF”) to the U.S. Government (“USG”), this did not indicate that the fair value was less than the carrying value for the reporting unit. During the second quarter of 2009, we resumed shipment of these fuzes to the USG.

Mr. Rufus Decker
June 12, 2009

Similar to the situation discussed with respect to Industrial Distribution above, our fourth quarter 2008 sensitivity analysis showed that a 10% decrease in the fair value of our Precision  Products reporting unit would not have resulted in an impairment.

Kaman Corporation Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 14

Compensation Policies, page 15

Salaries, page 17

23.
SEC Comment: We note that “[b]ase salaries for Named Executive Officers take into account…individual performance,” among other things, and that your corporate governance committee provides your compensation committee with an assessment of your CEO’s performance for the year. In future filings, please describe in greater detail the elements of individual performance that you and your compensation and corporate governance committees consider in determining your named executive officers’ annual base salaries. See Item 402(b)(2)(vii) of Regulation S-K.

Response: In future filings, we will describe in greater detail the elements of individual performance considered by our Board of Directors’ Personnel and Compensation Committee and Corporate Governance Committee in determining the annual base salaries of our named executive officers.

Annual Cash Incentive Awards, page 17

24.
SEC Comment: In future filings, please disclose all specific targets and performance measures or provide us with a detailed supplemental analysis supporting your conclusion that disclosure of this information would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss in your filing how difficult it will be for you or your named executive officers to achieve the targeted goals.

Response: In future filings, we will disclose any specific targets and performance measures for the performance period that are not currently disclosed, if material to an understanding of our compensation policies and practices. If circumstances change and we determine that such disclosure would result in competitive harm, we will discuss the difficulty of achievement of the targeted goals.

25.
SEC Comment: In future filings, please clarify whether failing to meet your budgeted earnings per share nonetheless results in higher annual cash incentive compensation for your named executive officers, which your tabular disclosure on page 19 appears to indicate. If so, please discuss how you determine the cash incentive to pay based on actual versus budgeted performance, and address how this determination fits into your overall compensation objectives. See Items 402(b)(1)(v) and (vi) of Regulation S-K.

Mr. Rufus Decker
June 12, 2009

Response: In future filings, we will clarify how we determine the annual cash incentive to be paid based on projected earnings per share, how this determination fits within our overall compensation objectives and how failing to meet projected earnings per share affects the amount of annual compensation payable to our named executive officers.  As noted on page 19 of our 2009 Proxy Statement, we achieved 81.7% of the projected earnings per share, which resulted in a contribution of 20.9% to the overall target award factor of 72.6% for 2008.

Business Unit Named Executive Officer, page 20

26.
SEC Comment: We note that the calculation of Mr. Cahill’s 2008 annual cash incentive award is based on (i) predetermined financial goals, which includes growth in earnings and comparisons between budget, target, and actual return on investment, and (ii) performance relative to “other factors.” In addition, we note your statement that target ROI “is established for each segment based on its historical performance for the three previous calendar years.” In future filings, please explain how historical performance from the last three years is taken into account in determining your target ROI. For example, is target ROI an average of the prior three years’ ROI or is it something different? Please also define growth in earnings and clarify the distinction between target ROI and budget ROI. See Instruction 5 to Item 402(b) of Regulation S-K.

Response: In future filings, we will enhance our discussion of how historical performance is taken into account in determining our target ROI, which is an average of the prior three years. We will also define growth in earnings and add clarification on the distinction between target ROI and budget ROI.

27.
SEC Comment: We note your disclosure that “Mr. Cahill’s ‘other factors’ related to acquisitions, achievement of national account wins, and other operational improvement factors.” We note also note that achievement of other factors “results in the earning of ‘points’” and that “a minimum number of ‘points’ [must] be accumulated for a cash incentive to be earned.” With a view toward disclosure in future filings, please address the following in your response letter:

•	Describe the specific “other factors” that affected the calculation of Mr. Cahill’s annual cash incentive award;
•	Explain how achievement of each “other factor” translates into points; and
•	Explain how points are translated into the percentage performance factor based upon which you determine the actual amount of annual cash incentive to pay Mr. Cahill.
See Item 402(b)(1)(v) of Regulation S-K.

Response: (a) There were four (4) "other factors" established for Mr. Cahill regarding Industrial Distribution's 2008 performance. These factors consisted of acquisitions, national account wins, and two operational improvements.

(b) Varying "point" levels were assigned to achieving each factor based upon the Committee's assessment of the degree of difficulty after consultation with management.   Possible point values ranged from 0 to 6 for each item, with a maximum of 20 points permitted for "other factors".  For example, if Mr. Cahill were to have fully achieved each of the four "other factors," the maximum number of points for this performance category is only 20 points.  As the maximum number of points that can be earned is 220 (although points in excess of 150 do not result in increased payment as shown in the conversion chart below), Mr. Cahill could only earn 9% of the maximum award by earning all 20 points.   For 2008, the sole factor for which Mr. Cahill was awarded points was achievement of national account wins that provided a certain level of incremental sales; this factor had a value of 4 points.  As explained in our 2009 proxy statement, achievement of "other factors" by itself would not result in any annual cash incentive award.

Mr. Rufus Decker
June 12, 2009

(c) The total number of points are converted into a percentage of the target award as follows:

CONVERSION CHART EXAMPLE
Total Points Earned	Percent of Target Award Earned
Below 50	0
50	20
60	30
70	45
80	60
90	80
100	100
110	120
120	140
130	160
140	180
150 & Above	200

The maximum number of points available for each of the predetermined financial goals was 40 except for actual return on investment versus target return on investment, which could be up to 80 points.

The total number of points earned by Mr. Cahill under the Cash Bonus Plan for 2008 was 84.7.  As noted in our 2009 proxy statement, the percentage of the target award earned by Mr. Cahill was 69.4% for 2008 (out of a 200% maximum).

Long-Term Incentives, page 20

28.
SEC Comment: We note that the financial measures you use to determine long-term incentive compensation are three-year average return on total investment, average annual compounded growth in earnings per share, and three-year total return to shareholders. With a view toward future disclosure, please tell us in your response how these measures were calculated. In future filings, please disclose how non-GAAP target levels are calculated. See Instruction 5 to Item 402(b) of Regulation S-K.

Response: In future Proxy Statements, we will modify our disclosure to include the manner in which we calculate the financial measures used in determining long-term incentive compensation. For the three-year performance period ended December 31, 2008 that explanation would have been as follows:

Mr. Rufus Decker
June 12, 2009

“The Personnel and Compensation Committee uses the following performance measures and weightings based on its determination of their importance as indicators of the company’s long term success: three-year average return on total investment (40%), average compounded annual growth in earnings per share (40%), and three-year total return to shareholders (20%).  The long-term incentive awards are based on the Company’s actual results of these performance measures compared with the three-year performance of the Russell 2000 Index. The estimated award for the performance period ending December 31, 2008 is 190.7%. The actual award is not yet determinable due to unavailability of sufficient Russell 2000 company data to complete the calculation. The estimated award is based upon the very small percentage of data available for the Russell 2000 companies as of January 2009 for the performance period. The Personnel and Compensation Committee’s independent consultant obtains this information from Standard & Poor’s Compustat, an independent research service. The financial measures used in the calculation are as follows:

Three-year average return on total investment
The Company defines total investment as total shareholder equity plus total long-term debt (including current portion). Total return on investment is net earnings divided by total investment as follows:

	2008	2007	2006

Net Earnings	$35,107	$55,919	$31,786

Total Equity	$274,271	$394,526	$296,561

Total Debt	$94,165	$12,874	$74,423

Total Investment	$368,436	$407,400	$370,984

Return on investment	9.5%	13.7%	8.6%

The three-year average return on total investment is 10.6%, which represents the average for the three-year performance period.

Average Annual Compounded Growth in Earnings per Share
The average annual compounded growth in earnings per share represents the average earnings per share growth rate over the three-year performance period, which is calculated as follows:

	2003	2004	2005	3 Year Average	2006	2007	2008	3 Year Average
EPS	$0.86	$(0.52)	$0.57	$0.303	$1.30	$2.23	$1.38	$1.637

Average Compounded Annual Growth = ($1.637 ÷ $0.303)1/3 – 1 = 75.4%.

Mr. Rufus Decker
June 12, 2009

Three-Year Total Return to Shareholders
Total return to shareholders combines share price appreciation and dividends reinvested. The total return to shareholders is based on a computation that is obtained from Standard & Poor’s Compustat, an independent research service. The Company’s total return to shareholders for the performance period from 2006-2008 is -1.80%.

Overall Award

	Company Performance	Est. Russell Performance at 50th Percentile	Estimated Percentage Earned	Performance Weighting	Estimated Award

Three-year average return on total investment	10.6%	6.1%	187.5%	40%	75.0%

Average Annual Compounded Growth in Earnings per Share	75.4%	10.0%	200.0%	40%	80.0%

Three-Year Total Return to Shareholders	-1.8%	-30.7%	178.6%	20%	35.7%

Total estimated award					190.7%

29.
SEC Comment: We note that your long-term incentive awards are based, in part, on comparing your actual financial performance against that of the Russell 2000 Index over a three-year period. We also note that amounts earned for the performance period January 1, 2006 – December 31, 2008 are “not yet determinable.” In future filings, please explain why earned long-term incentive awards are not determinable as of the date of your proxy statement. In addition, please discuss how you calculated the amounts accrued for financial statement purposes.

Response: In future filings, we will expand our discussion to explain that, as of the date of the proxy statement, long-term incentive awards are not yet determinable due to unavailability of sufficient Russell 2000 company data to complete the calculation. We will also include discussion of how we calculate the amounts accrued for financial statement purposes.

*****************

Mr. Rufus Decker
June 12, 2009

In responding to your comments and as you have requested, we acknowledge that the Corporation is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments, or changes to disclosures in response to those comments, do not foreclose the SEC from taking any action with respect to the filing that is the subject of the comment; and the Corporation may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.6302.

Sincerely,
/s/ William C. Denninger
William C. Denninger
Senior Vice President and Chief Financial Officer
Kaman Corporation

cc:           Neal J. Keating, Chairman, President and Chief Executive Officer of Kaman Corporation
Lisa Haynes, Staff Accountant of the Securities and Exchange Commission